
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Lil Bucks LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Illinois

    Date of Organization:

    March 6, 2018

Physical Address of Issuer:

72 Bluff Road, Trout Valley, IL 60013, United States

Website of Issuer:

https://lovelilbucks.com/

Current Number of Employees:

3

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$78,782	$219,760
Cash and Cash Equivalents	$15,878	$191,592
Accounts Receivable	$1,331	$938
Short-term Debt	$26,561	$11,528
Long-term Debt	$287,228	$230,950
Revenues/Sales	$127,067	$35,522
Cost of Goods Sold	$108,387	$28,305
Taxes Paid	$0	$0
Net Income	($205,503)	($46,919)

May 25, 2021



FORM C-AR

Lil Bucks LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Lil Bucks LLC, an Illinois limited liability company ("**Lil Bucks**, the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is May 25, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Lil Bucks LLC is an Illinois limited liability company, formed on March 7, 2018.

The Company is located at 72 Bluff Road, Trout Valley, IL 60013, United States.

The Company's website is https://lovelilbucks.com/

The Company conducts business in All 50 U.S. states plus Canada.

<center>**RISK FACTORS**</center>

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company has raised may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to amounts previously raised. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

Currently, our authorized capital stock consists of 10,000,000 Membership Units, of which 10,000,000 Membership Units are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new

<center>2</center>

products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business
After discovering the potential of an underutilized superfood while living in Australia, Chicago-native Emily Griffith founded Lil Bucks, America's buckwheat company with a mission to offer innovative buckwheat snack and breakfast products, while promoting a more nutritious diet and soil health in North America.

Business Plan
Sales channels include wholesale, D2C and foodservice. Lil Bucks' omni-channel approach builds brand awareness and credibility, while allowing flexibility when events affecting different channels (such as a pandemic) unfold. The company built solid margins from each channel before expanding widely. This will allow Lil Bucks to sustain their own growth without as much capital investment, getting our shareholders better returns.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lil Bucks	Grain-free superseeds mostly eaten as a topping on smoothies, oatmeal, yogurt and salad.	Addressing a $37B global breakfast cereal market with a one-of-a-kind buckwheat option. Sells in the granola section at Whole Foods Market
Clusterbucks Buckwheat Granola Clusters	Clusterbucks Buckwheat Granola Clusters	Addressing a $23B snack market and $23B adaptogen market with a one-of-a-kind functional snack. Launching into Whole Foods in February 2021.

Competition
We are the only buckwheat brand so we focus on existing alternatives in the breakfast and snack markets: Clusterbucks -Functional Snacks: GoRaw Sprouted Cookie Crisps, Navitas Organics Superfood Power Snacks, Melissa's Clean Snax Bites, Brookside Crunchy Clusters, The GFB Gluten Free Bites, Nature Valley Granola Cups Lil Bucks -Purely Elizabeth Granola, Michele's Granola, GoRaw Sprouted Granola, Living Intentions Superfood Cereal, Chia Seeds, Hemp Seeds

Customer Base
We sell our products on the direct-to-consumer market via Amazon and LoveLilBucks.com, and also via wholesale retail accounts like Whole Foods Market, Erewhon and Foxtrot. Our audience is 85% millennials and gen-z, and 15% women 55+.

Supply Chain
We obtain our ingredients from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5524680	Activated buckwheat seeds.	LIL BUCKS	December 21, 2017	July 24, 2018	USA
5960343	Granola.	CLUSTERBUCKS	June 28, 2019	January 14, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Emily Griffith	CEO	Lil Bucks Sprouted Buckwheat Seeds - Founder & CEO - June 2018-Present	Indiana University - Kelley School of Business - Bachelor of Science

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital units consists of 10,000,000 Membership Units (the "Membership Units") at the closing of this Offering, assuming only the Target Offering Amount is sold, 10,000,000 Membership Units will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type/Class of security	Membership Units
Amount Authorized	10,000,000
Amount outstanding	10,000,000
Par Value (if applicable)	N/A
Voting Rights	1 vote per Unit
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	73.84%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type/Class of security	Convertible Notes
Amount Outstanding	$265,000
Voting Rights & Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.63%*
Conversion Terms	The Notes have a valuation cap of $4,000,000, a discount rate of 20%, and a 5% interest rate.

*This is an estimate based on the valuation cap of the Notes. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$161,328
Voting Rights & Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.03%*
Conversion Terms	The Crowd SAFEs have a valuation cap of $4,000,000 and a discount rate of 20%.

*This is an estimate based on the valuation cap of the Crowd SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type/Class of security	Convertible Notes
Amount Outstanding	$620,000
Voting Rights & Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.50%*
Conversion Terms	The Notes have a valuation cap of $4,000,000, a discount rate of 20%, and a 5% interest rate.

*This is an estimate based on the valuation cap of the Notes. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Creditor	John and Anne Griffith
Amount outstanding	$8,659
Interest Rate and Amortization Schedule	0%
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Emily Griffith	9,850,000/Common Stock	98.5%


FINANCIAL INFORMATION


Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations
Lil Bucks LLC ("the Company") was incorporated on March 7, 2018 under the laws of the State of Illinois, and is headquartered at 72 Bluff Road, Trout Valley, IL 60013, United States. After discovering the potential of an underutilized superfood while living in Australia, Chicago-native Emily Griffith founded Lil Bucks, America's buckwheat company with a mission to offer innovative buckwheat snack and breakfast products, while promoting a more nutritious diet and soil health in North America.

Cash and Cash Equivalents

As of April 30, 2021, the Company had an aggregate of $533,716 in cash and cash equivalents, leaving the Company with approximately 24 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$10,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$40,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$20,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	December 18, 2019	Section(4)(a)(2)
Crowd SAFEs	$161,328	161,328 Crowd SAFE Units	April 23, 2021	Regulation CF
Convertible Notes	$620,000	10 Convertible Notes	April 26, 2021	Section(4)(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

John and Anne Griffith, the parents of the Company's CEO, have loaned the Company $8,659. The loan has no interest and no maturity date.

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with with the Company, its operations or its securityholders.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Emily Griffith
_____
(Signature)

Emily Griffith
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Emily Griffith
_____
(Signature)

Emily Griffith
_____
(Name)

CEO, Manager
_____
(Title)

May 25, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Emily Griffith, certify that the financial statements of Lil Bucks LLC included in this Form C-AR are true and complete in all material respects.

/s/ Emily Griffith
_____
(Signature)

Emily Griffith
_____
(Name)

CEO, Manager
_____
(Title)

Lil Bucks LLC
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking x2990	15,878.34
Total Bank Accounts	$ 15,878.34
Accounts Receivable	
Accounts Receivable (A/R)	1,331.48
Total Accounts Receivable	$ 1,331.48
Other Current Assets	
Amazon Reserve	370.77
Inventory	60,375.15
Stripe Holding	45.06
Uncategorized Asset	0.00
Undeposited Funds	780.78
Total Other Current Assets	$ 61,571.76
Total Current Assets	$ 78,781.58
TOTAL ASSETS	$ 78,781.58
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase CC x0336	20,828.98
Total Credit Cards	$ 20,828.98
Other Current Liabilities	
Direct Deposit Payable	0.00
Illinois Department of Revenue Payable	89.25
Out Of Scope Agency Payable	0.00
Total Payroll Liabilities	$ 791.17
SBA Loan	4,852.00
Total Other Current Liabilities	$ 5,732.42
Total Current Liabilities	$ 26,561.40
Long-Term Liabilities	
Convertible Notes	265,000.00
Accrued Interest	13,568.49
Total Convertible Notes	$ 278,568.49
Loan from John and Anne Griffith	8,659.88
Total Long-Term Liabilities	$ 287,228.37
Total Liabilities	$ 313,789.77
Total Equity	-$ 235,008.19
TOTAL LIABILITIES AND EQUITY	$ 78,781.58

Lil Bucks LLC
Profit and Loss

$	2020
Gross Revenue	**135,145**
Promotions / Discounts	(8,084)
Shipping Income	6
Net Revenue	**127,067**
Cost of Goods Sold	108,387
Gross Profit	**18,680**
SG&A	
Advertising & Marketing	86,823
Amazon Fees	6,538
Bank Charges & Fees	941
Broker Fees	625
Car & Truck	46
Computer & Software Expense	4,986
Consulting	24,265
Contractors	10,568
Donation	200
Dues & Subscriptions	2,127
Equipment	192
Insurance	2,500
Job Supplies	58
Legal & Professional Services	12,285
Meals & Entertainment	539
Office Supplies	2,130
Other Business Expenses	35
Packaging	2,924
Payroll	26,670
Product Development	5,019
QuickBooks Payments Fees	88
Recruiting	87
Rent & Lease	17,977
Repairs & Maintenance	77
Taxes & Licenses	2,188
Trainings	35
Travel	107
Website Costs	425
Total Expenses	**210,453**
Net Operating Income	**(191,773)**
Interest Expense	13,730
Net Income	**(205,503)**

LIL BUCKS LLC

Unaudited Financial Statements for the

Period March 6, 2018 (Inception) to December 31, 2018

And for the Year Ended December 31, 2019

LIL BUCKS LLC
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	$191,592	$12,897
Accounts receivable	938	0
Inventory	24,046	0
Prepaid expenses	3,184	152
Total Current Assets	219,760	13,049
Total Fixed Assets, net	0	0
Total Assets	$219,760	$13,049

LIABILITIES AND MEMBER'S CAPITAL		
Current Liabilities		
Accounts payable	$2,404	$7,289
Accrued interest	410	0
Accrued expenses	1,004	48
Current portion of long-term debt	7,710	12,000
Total Current Liabilities	11,528	19,337
Long Term Liabilities		
Promissory note	950	0

Convertible notes	230,000	0
Total Liabilities	242,478	19,337
MEMBERS' CAPITAL		
Member's capital	(22,718)	(6,288)
Total Member's Capital	(22,718)	(6,288)
Total Liabilities and Member's Capital	$219,760	$13,049

LIL BUCKS LLC

STATEMENT OF OPERATIONS

For the Period March 6, 2018 (Inception) through December 31, 2018

and the Year Ended December 31, 2019

(Unaudited)

	2019	2018
Revenues	$35,522	$5,816
Cost of revenues	28,305	17,136
Gross profit (loss)	7,217	(11,320)
Operating expenses		
General and administrative	38,395	12,199
Sales and marketing	14,072	3,626
Total operating expenses	52,467	15,825
Net operating income (loss)	(45,250)	(27,145)
Interest expense	1,669	0
Net Income (Loss)	($46,919)	($27,145)

1.

LIL BUCKS LLC

STATEMENT OF MEMBERS' CAPITAL

For the Period March 6, 2018 (Inception) through December 31, 2018

and the Year Ended December 31, 2019

(Unaudited)

	Total Member's Capital
Balance as of Inception	$0
Member Contributions, net of distributions	20,857
Net Income (Loss)	(27,145)
Balance as of December 31, 2018	(6,288)
Member Contributions, net of distributions	30,489
Net Income (Loss)	(46,919)
Balance as of December 31, 2019	$(22,718)

LIL BUCKS LLC

STATEMENT OF CASH FLOWS

For the Period March 6, 2018 (Inception) through December 31, 2018

and the Year Ended December 31, 2019

(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	($46,919)	($27,145)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Interest on convertible notes	410	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(938)	0
(Increase) Decrease in prepaid expenses	(3,032)	(152)
(Increase) Decrease in inventory	(24,046)	0
Increase (Decrease) in accounts payable	(4,885)	7,289
Increase (Decrease) in accrued expenses	956	48
Net cash used in operating activities	(78,454)	(19,960)
Investing Activities		
Purchase of equipment	0	0
Net change in cash from investing activities	0	0
Financing Activities		
Proceeds from issuance of convertible notes	230,000	0
Issuance of promissory note	0	12,000
Repayment of promissory note	(3,340)	0
Members' contributions, net of distributions	30,489	20,857

Net change in cash from financing activities	257,149	32,857
Net change in cash and cash equivalents	178,695	12,897
Cash and cash equivalents at beginning of period	12,897	0
Cash and cash equivalents at end of period	$191,592	$12,897

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$1,259	$0
Cash paid for income taxes	0	0

1.

LIL BUCKS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Lil Bucks LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Illinois on March 7, 2018 ("Inception"). The Company develops and sells snacks and cereal featuring sprouted buckwheat. The Company's headquarters are in Chicago, Illinois. The company began operations in 2018.

Since Inception, the Company has relied on contributions from the founder, securing loans and issuing convertible notes to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined on an average cost basis.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling snacks and cereal featuring sprouted buckwheat. The Company's payments are generally collected upfront.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31:

	2019	2018
Finished goods	$ 24,046	$ 0

The following summarizes the inventory activity as of December 31:

	2019	2018
Beginning inventory balance, net	$ 0	$ 0
Cost of inventory sold	(13,058)	(13,841)
Production costs	37,104	13,841
Ending inventory balance, net	$ 24,046	$ 0

Cost of inventory sold as reported above excludes freight, assembly, shipping, and other expenses that are included in cost of goods sold on the statement of operations.

NOTE 4 – DEBT

Promissory Note

The Company had $8,660 and $12,000 outstanding under an unsecured promissory note as of December 31, 2019 and 2018, respectively. The promissory note has monthly payments totaling $477 and the note matures on February 28, 2021. The interest rate is a fixed rate of 3% per year.

Convertible Notes

During 2019, the Company issued $230,000 of 5% unsecured convertible notes (the "Notes") due December 18, 2021 ("Maturity Date"). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering resulting in gross proceeds of at least $1,000,000 including the conversion of the Notes and other debt ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock paid by investors in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If the Company does not complete a Qualified Financing prior to the Maturity Date, the majority of the holders of the Notes can elect to convert the Notes at a price of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding and assuming full conversion or exercise of all convertible and exercisable securities. If the Company is acquired prior to either a Maturity Date or a Qualified Financing, the holders of the Notes are entitled to receive 1.75 times the amount of principal and accrued interest owed as of the date of an acquisition.

As of December 31, 2019, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – RELATED PARTY TRANSACTIONS

The promissory note balance totaling $8,660 and $12,000 as of December 31, 2019 and 2018, respectively, were owed to individuals related to the founder of the Company.

The Company also issued convertible notes during 2019 totaling $25,000 to individuals related to the founder of the Company.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 7 – MEMBERS' CAPITAL

Member contributions

For years ending December 31, 2019 and 2018, members of the company have contributed net amounts totaling $30,489 and $20,857 respectively to the Company. Contributions or withdrawals from the Company by the member have been and will be accounted for on the balance sheet under "Member's Capital."

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Issuance of Convertible Notes

In January 2020, the Company issued $35,000 of Notes with the same terms as the Notes issued during 2019 (see Note 4 – Convertible Notes).

Advisor Agreement

In November 2020, the Company entered into an advisor agreement whereby the Company granted an advisor 0.50% of the outstanding membership interests. The equity will vest monthly over two years with the first vesting occurring after three months from date of issuance.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $107,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.